[FOREST OIL CORPORATION Letterhead]

January 22, 2008

Mark Wojciechowski

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Forest Oil Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 1-13515

Dear Mr. Wojciechowski:

Set forth below is our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated January 11, 2008 with respect to the filing referenced above.  For your convenience, the text of the Staff’s comment is set forth below in bold followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page 59

Note 14 Geographical Segments, page 95

1.                                       We note your response to comment six from our letter dated November 30, 2007, and at this time, are unable to agree with your conclusion.  The requirement in paragraph 27 of SFAS 131 to disclose total assets by segment does not appear to be conditional upon such information being provided to the chief operating decision maker.  We also note from paragraph 92 of SFAS 131 that items of information to be disclosed represent a balance between the needs of users of financial statements and the costs to preparers; and per paragraph 104, users explained that information about assets located in different areas assists them in understanding concentrations of risks.  As such, we re-issue prior comment six.  Within your revised disclosure, also include the disclosures required by paragraph 38(b) of SFAS 131.

Response to Comment 1

We respectfully request to implement the revised disclosure on a prospective basis, commencing with the December 31, 2007 Form 10-K which we expect to file by February 29, 2008.  In the revised disclosure, we will present total assets by segment and total long-lived assets by geographic area.  In addition to the asset-related information currently disclosed in Note 14 of our Form 10-K for the fiscal year ended December 31, 2006, we have disclosed other relevant information that we believe is helpful to users of financial statements to better understand its concentrations of risks and to make more informed judgments about the enterprise as a whole.  Such information can be found in Note 15 “Supplemental Financial Data—Oil and Gas Producing Activities” and Note 3 “Property and Equipment”.  While this information does not specifically disclose all long-lived assets by segment, it does disclose key information related to oil and gas properties, which are our primary long-lived assets, by geographic segment, such as total unevaluated costs; property acquisition, exploration, and development costs; proved oil and gas reserves; and standardized measure of discounted future net cash flows.  We believe this information meets a substantial portion of financial reporting objectives of the asset disclosures in SFAS 131.

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In connection with the foregoing response, the undersigned, on behalf of Forest, acknowledges that Forest is responsible for the adequacy and accuracy of the disclosure in the above referenced filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and Forest may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your time and consideration of these matters.

Sincerely,

/s/ David H. Keyte

David H. Keyte
Executive Vice President and Chief Financial Officer

cc:	Jill Davis
United States Securities and Exchange Commission
Division of Finance

H. Roger Schwall, Assistant Director
United States Securities and Exchange Commission
Division of Finance

H. Craig Clark
President and Chief Executive Officer
Forest Oil Corporation